Capital Group Holdings, Inc.
7689 E Paradise Lane, Suite #5
Scottsdale, AZ 85260

May 30, 2012

Jaime G. John
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           Capital Group Holdings, Inc. (the “Company”)
Form 8-K filed May 1, 2012
File No. 000-17064

Dear Mr. John:

Please find attached, the Company’s amended Form 8-K as well as a red-line copy comparing the changes to the most recent filing.  This cover letter keys to your comments and our responses.

Item 4.                                Changes in Registrant’s Certifying Accountant

1.           We have amended our report to disclose that reports issued by Schumacher & Associates (“Schumacher”) for the fiscal years ended June 30, 2009 and 2008, contained an adverse opinion which raised substantial doubt about the Company’s ability to continue as a going concern.  The reports of Schumacher did not contain a modified opinion.

2.           We have amended our Form 8-K to state that the Company did not have any consultations with Semple, Marchal & Cooper, LLP during the two most recent fiscal years and subsequent interim period through the date they were engaged.

ACKNOWLEDGEMENT

Capital Group Holdings, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capital Group Holdings, Inc.

/s/ Erik Cooper
Erik Cooper
Chief Executive Officer
Principal Executive Officer